# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AGI Inc, CIK 0002081206
CUSIP: G0118C105
Title of class of securities: Class A common shares, par value US$0.00005 each
Address of issuer's principal executive offices: RUA SERGIO FERNANDES BORGES SOARES,1000, PREDIO E1, CAMPINAS, Brazil (D5), 13054-709
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-26-006114
Filed by CIK 0002127380

## Reporting persons
- Lumina Capital Management Ltda.: type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,130,936; sole dispositive power 0; shared dispositive power 11,130,936; aggregate amount beneficially owned 11,130,936 (18.96% of the class)
- LCM Bigbang Fundo de Investimento em Participacoes Multiestrategia Responsabilidade Limitada: type of reporting person: other (OO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,045,726; sole dispositive power 0; shared dispositive power 8,045,726; aggregate amount beneficially owned 8,045,726 (13.71% of the class)
- Lumina CC-IIIA, LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 593,513; sole dispositive power 0; shared dispositive power 593,513; aggregate amount beneficially owned 593,513 (1.01% of the class)
- Lumina CC-IIIB, LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 65,634; sole dispositive power 0; shared dispositive power 65,634; aggregate amount beneficially owned 65,634 (0.11% of the class)
- Lumina CC-IIIC, LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,558; sole dispositive power 0; shared dispositive power 11,558; aggregate amount beneficially owned 11,558 (0.02% of the class)
- Lumina III Brasil Offshore Investments Company, LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 143,371; sole dispositive power 0; shared dispositive power 143,371; aggregate amount beneficially owned 143,371 (0.24% of the class)
- LUMINA STRATEGIC SOLUTIONS FUND II (A) LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,367,194; sole dispositive power 0; shared dispositive power 1,367,194; aggregate amount beneficially owned 1,367,194 (2.33% of the class)
- LUMINA STRATEGIC SOLUTIONS FUND II (B) LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 51,801; sole dispositive power 0; shared dispositive power 51,801; aggregate amount beneficially owned 51,801 (0.09% of the class)
- LUMINA STRATEGIC SOLUTIONS FUND II (C) LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 38,063; sole dispositive power 0; shared dispositive power 38,063; aggregate amount beneficially owned 38,063 (0.06% of the class)
- LUMINA BRASIL OFFSHORE INVESTMENTS COMPANY LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 814,076; sole dispositive power 0; shared dispositive power 814,076; aggregate amount beneficially owned 814,076 (1.39% of the class)

## Item 1. Issuer
Name of issuer: AGI Inc
Address of issuer's principal executive offices: Rua Sergio Fernandes Borges Soares, 1000, Predio E1 Campinas, SP 13054-709 Brazil

## Item 2. Person Filing
Name of person filing:
This Schedule 13G (the "Statement") is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Lumina Capital Management Ltda. ("Lumina Capital");

(ii) LCM Bigbang Fundo de Investimento em Participacoes Multiestrategia Responsabilidade Limitada;

(iii) Lumina CC-IIIA, LP;

(iv) Lumina CC-IIIB, LP;

(v) Lumina CC-IIIC, LP;

(vi) Lumina III Brasil Offshore Investments Company, LP;

(vii) LUMINA STRATEGIC SOLUTIONS FUND II (A) LP;

(viii) LUMINA STRATEGIC SOLUTIONS FUND II (B) LP;

(ix) LUMINA STRATEGIC SOLUTIONS FUND II (C) LP; and

(x) LUMINA BRASIL OFFSHORE INVESTMENTS COMPANY LP.

The Reporting Persons mentioned above, other than Lumina Capital are referred to collectively as "Lumina Funds".

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G (Amendment No. 1) as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence:
The principal addresses of the Reporting Persons are as follows:

(i) Lumina Capital -- Rua Prof. Atilio Innocenti, No. 165, 14th floor, Sao Paulo, CEP 04538-000, State of Sao Paulo, Brazil

(ii) LCM Bigbang Fundo de Investimento em Participacoes Multiestrategia Responsabilidade Limitada -- Praia De Botafogo 501, 5th and 6th Floors, Botafogo, Rio de Janeiro, CEP 22250-040, State of Rio de Janeiro, Brazil

(iii) All other Lumina Funds -- 152928 Canada Inc., Suite 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 Canada
Citizenship: See row 4 of the cover pages to this Statement.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons own the following number of the Company's Shares:

(i) Lumina Capital owns of record no Class A common shares or 0.0% of the issued and outstanding Class A common shares.

(ii) Lumina FIP owns of record 8,045,726 Class A common shares or 13.71% of the issued and Class A common shares.

(iii) Lumina CC-IIIA, LP owns of record 593,513 Class A common shares or 1.01% of the issued and Class A common shares;

(iv) Lumina CC-IIIB, LP owns of record 65,634 Class A common shares or 0.11% of the issued and Class A common shares;

(v) Lumina CC-IIIC, LP owns of record 11,558 Class A common shares or 0.02% of the issued and Class A common shares;

(vi) Lumina III Brasil Offshore Investments Company, LP owns of record 143,371 Class A common shares or 0.24% of the issued and Class A common shares;

(vii) LUMINA STRATEGIC SOLUTIONS FUND II (A) LP owns of record 1,367,194 Class A common shares or 2.33% of the issued and Class A common shares;

(viii) LUMINA STRATEGIC SOLUTIONS FUND II (B) LP owns of record 51,801 Class A common shares or 0.09% of the issued and Class A common shares;

(ix) LUMINA STRATEGIC SOLUTIONS FUND II (C) LP owns of record 38,063 Class A common shares or 0.06% of the issued and Class A common shares; and

(x) LUMINA BRASIL OFFSHORE INVESTMENTS COMPANY LP owns of record 814,076 Class A common shares or 1.39% of the issued and Class A common shares.

Lumina Capital serves as the investment manager of the Lumina Funds. By virtue of the foregoing, Lumina Capital may be deemed to share voting power and the power to direct the disposition of the Class A common shares that each Lumina Fund owns of record. Each of the Reporting Persons disclaims ownership of the Class A common shares, except to the extent of their pecuniary interest therein.
Percent of class:
See row 11 of the cover sheet of each Reporting Person.

All calculation of percentage ownership herein are based on an aggregate of 58,700,711 Class A common shares outstanding as of December 31, 2025 as reported by the Issuer in the annual report on Form 20-F filed with Securities and Exchange Commission on April 30, 2026.
Sole power to vote or to direct the vote: Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the Class A common shares as indicated on such Reporting Person's cover page included herein.
Shared power to vote or to direct the vote: Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of the Class A common shares as indicated on such Reporting Person's cover page included herein.
Sole power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to have the sole power to direct the voting and dispositions of the Class A common shares as indicated on such Reporting Person's cover page included herein.
Shared power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to share the power to direct the voting and dispositions of the Class A common shares as indicated on such Reporting Person's cover page included herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4, which states the identity of the members of the group filing this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Lumina Capital Management Ltda.: /s/ Catarina Rodrigues, Catarina Rodrigues, Director (07/21/2026)
- Lumina Capital Management Ltda.: /s/ Daniel Goldberg, Daniel Goldberg, Director (07/21/2026)
- LCM Bigbang Fundo de Investimento em Participacoes Multiestrategia Responsabilidade Limitada: /s/ Catarina Rodrigues, Catarina Rodrigues, Director (07/21/2026)
- LCM Bigbang Fundo de Investimento em Participacoes Multiestrategia Responsabilidade Limitada: /s/ Daniel Goldberg, Daniel Goldberg/Director (07/21/2026)
- Lumina CC-IIIA, LP: /s/ Catarina Rodrigues, Catarina Rodrigues, Director (07/21/2026)
- Lumina CC-IIIA, LP: /s/ Daniel Goldberg, Daniel Goldberg, Director (07/21/2026)
- Lumina CC-IIIB, LP: /s/ Catarina Rodrigues, Catarina Rodrigues, Director (07/21/2026)
- Lumina CC-IIIB, LP: /s/ Daniel Goldberg, Daniel Goldberg, Director (07/21/2026)
- Lumina CC-IIIC, LP: /s/ Catarina Rodrigues, Catarina Rodrigues, Director (07/21/2026)
- Lumina CC-IIIC, LP: /s/ Daniel Goldberg, Daniel Goldberg, Director (07/21/2026)
- Lumina III Brasil Offshore Investments Company, LP: /s/ Catarina Rodrigues, Catarina Rodrigues, Director (07/21/2026)
- Lumina III Brasil Offshore Investments Company, LP: /s/ Daniel Goldberg, Daniel Goldberg, Director (07/21/2026)
- LUMINA STRATEGIC SOLUTIONS FUND II (A) LP: /s/ Catarina Rodrigues, Catarina Rodrigues, Director (07/21/2026)
- LUMINA STRATEGIC SOLUTIONS FUND II (A) LP: /s/ Daniel Goldberg, Daniel Goldberg, Director (07/21/2026)
- LUMINA STRATEGIC SOLUTIONS FUND II (B) LP: /s/ Catarina Rodrigues, Catarina Rodrigues, Director (07/21/2026)
- LUMINA STRATEGIC SOLUTIONS FUND II (B) LP: /s/ Daniel Goldberg, Daniel Goldberg, Director (07/21/2026)
- LUMINA STRATEGIC SOLUTIONS FUND II (C) LP: /s/ Catarina Rodrigues, Catarina Rodrigues, Director (07/21/2026)
- LUMINA STRATEGIC SOLUTIONS FUND II (C) LP: /s/ Daniel Goldberg, Daniel Goldberg, Director (07/21/2026)
- LUMINA BRASIL OFFSHORE INVESTMENTS COMPANY LP: /s/ Catarina Rodrigues, Catarina Rodrigues, Director (07/21/2026)
- LUMINA BRASIL OFFSHORE INVESTMENTS COMPANY LP: /s/ Daniel Goldberg, Daniel Goldberg, Director (07/21/2026)